UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Information to Be Included in Statements Filed Pursuant to Section 240.13d-1(a) and Amendments Thereto Filed Pursuant to Section 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

The NASDAQ OMX Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

631103108
(CUSIP Number)

Alan K. Austin c/o Silver Lake Partners 2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025 (650) 233-8120
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 631103108

1.	NAME OF REPORTING PERSONS Silver Lake Partners TSA, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A) [ X ] (B) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
8.	SHARED VOTING POWER 9,701,040*
9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 9,701,040*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,701,040*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%*
14.	TYPE OF REPORTING PERSON PN

* See Item 5 below

CUSIP No. 631103108

1.	NAME OF REPORTING PERSONS Silver Lake Investors, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(A) [ X ] (B) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
8.	SHARED VOTING POWER 9,701,040*
9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 9,701,040*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,701,040*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%*
14.	TYPE OF REPORTING PERSON PN

* See Item 5 below

CUSIP No. 631103108

1.	NAME OF REPORTING PERSONS Silver Lake Partners II TSA, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(A) [ X ] (B) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
8.	SHARED VOTING POWER 9,701,040*
9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 9,701,040*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,701,040*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%*
14.	TYPE OF REPORTING PERSON PN

* See Item 5 below

CUSIP No. 631103108

1.	NAME OF REPORTING PERSONS Silver Lake Technology Investors II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(A) [ X ] (B) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
8.	SHARED VOTING POWER 9,701,040*
9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 9,701,040*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,701,040*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%*
14.	TYPE OF REPORTING PERSON PN

* See Item 5 below

CUSIP No. 631103108

            This Amendment No. 6 (this “Amendment No. 6”) amends and supplements Item 5 of the Statement on Schedule 13D filed on May 2, 2005 by Silver Lake Partners TSA, L.P. (“SLP TSA”), Silver Lake Investors, L.P. (“SLI”), Silver Lake Partners II TSA, L.P. (“SLP II TSA”) and Silver Lake Technology Investors II, L.P. (“SLTI II” and, together with SLP TSA, SLI and SLP II TSA, the “Reporting Persons”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 to such Statement filed on December 9, 2005, December 23, 2005, August 23, 2006, June 1, 2007 and November 8, 2007, respectively. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on May 2, 2005.

This Amendment No. 6 is being made to reflect the fact that the Reporting Persons currently beneficially own less than 5% of the shares of common stock, par value $0.01 per share (the “Common Stock”), of The NASDAQ OMX Group, Inc. (as successor to The Nasdaq Stock Market, Inc.) (the “Issuer”). This is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons, who do not intend to file any further amendments to the Schedule 13D.

The Schedule 13D is hereby amended as follows:

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and supplemented as follows:

(a), (b)  The information contained on the cover pages to this Amendment No. 6 is incorporated herein by reference. The percentage of the Common Stock beneficially owned by the Reporting Persons reported in this Amendment No. 6 is based on 202,741,202 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009.

On September 25, 2009, the Reporting Persons converted the remaining outstanding aggregate principal amount of the 3.75% Series A Convertible Notes originally issued by The Nasdaq Stock Market, Inc. and assumed by The NASDAQ Stock Market LLC held by the Reporting Persons into an aggregate of 8,177,715 shares of Common Stock (the “Conversion”). The Conversion had no effect on the number of shares of Common Stock beneficially owned by the Reporting Persons, and the Reporting Persons owned less than 5% of the shares of Common Stock prior thereto.

As of the date hereof, the Reporting Persons directly own shares of Common Stock as follows:

(i)	SLP TSA – 1,425,297 shares of Common Stock;
(ii)	SLI – 40,116 shares of Common Stock;
(iii)	SLP II TSA – 8,224,166 shares of Common Stock; and
(iv)	SLTI II – 11,461 shares of Common Stock.

(e)          The Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock on February 27, 2008 as a result of the Issuer’s issuance of additional shares of Common Stock to a third party.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 2, 2009
SILVER LAKE PARTNERS TSA, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C., its General Partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel

SILVER LAKE INVESTORS, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C., its General Partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel

SILVER LAKE PARTNERS II TSA, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C., its General Partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel

SILVER LAKE TECHNOLOGY INVESTORS II, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C., its General Partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel